Filed Pursuant to Rule 433

Registration Number 333-168333

$2,000,000,000
1.950% Notes Due July 22, 2016
International Business Machines Corporation
July 19, 2011
Pricing Term Sheet

Issuer	International Business Machines Corporation
Expected Issuer Ratings*	Aa3/A+/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Trade Date	July 19, 2011
Settlement Date	(T+3); July 22, 2011
Size	$2,000,000,000
Maturity	July 22, 2016
Interest Payment Dates	January 22 and July 22
First Payment Date	January 22, 2012
Benchmark Treasury	1.500% due June, 2016
Benchmark Treasury Yield	1.421%
Spread to Benchmark Treasury	T + 65 bps
Yield to Maturity	2.071%
Coupon	1.950%
Make-Whole Call	T + 15 bps
Price to Public	99.428%
Underwriting Discount	0.250%
Net Proceeds to Issuer	99.178%
Day Count	30/360
Minimum Denomination	$100,000 and multiples of $1,000
Bookrunners	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. UBS Securities LLC
Co-Managers	Loop Capital Markets, LLC Muriel Siebert & Co., Inc. Santander Investment Securities Inc.
CUSIP	459200 GX3
ISIN/Common Code	US459200GX35

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 800-503-4611, Goldman, Sachs & Co. toll free at 866-471-2526, HSBC Securities (USA) Inc. toll free at 866-811-8049 or UBS Securities LLC toll free at 877-827-6444 (extension 561-3884).

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on July 19, 2011 relating to its Prospectus dated July 27, 2010.